Filed by Akebia Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No.: 001-36352
Subject Company: Keryx Biopharmaceuticals, Inc.
Commission File No.: 000-30929
Akebia Therapeutics, Inc.
Commission File No.: 001-36352
Date: November 29, 2018

Leading Independent Proxy Advisory Firm ISS Recommends

Akebia Shareholders Vote “FOR” Proposed Merger with Keryx

Akebia Urges Shareholders to Vote “FOR” the Merger-Related Shareholder Proposals Today

CAMBRIDGE, Mass. – November 29, 2018 – Akebia Therapeutics, Inc. (Nasdaq: AKBA) (“Akebia” or the “Company”) today announced that leading independent proxy advisory firm, Institutional Shareholder Services (“ISS”), recommends that Akebia shareholders vote “FOR” the shareholder proposals relating to the Company’s proposed merger with Keryx Biopharmaceuticals (Nasdaq: KERX).

In its report of November 28, 2018, ISS stated1:

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“…the strategic rationale appears strong, as the combined company should require less future funding and both companies are focused on developing drugs for patients with kidney disease, which should lead to substantial cost savings. As such, a vote for the merger is warranted.”

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“If vadadustat is approved, the combined company will be able to provide a more complete solution for patients with CKD [chronic kidney disease], which could help the company gain greater awareness among doctors treating CKD and lead to the combined company having greater revenue than the two companies would have had individually.”

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“The combined company would use the commercial organization that Keryx has been building, which includes sales people who have relationships with the same group of physicians who would prescribe vadadustat, doctors who treat kidney disease. That existing commercial organization should lead to the combined company being able to increase vadadustat revenue more quickly than if Akebia were to build its own commercial organization.”

•	“[Akebia] anticipates that the combined company will have a better balance sheet in future years, and that the transaction will close a substantial funding gap.”

Muneer A. Satter, Chairperson of the Akebia Board of Directors, said, “We are pleased that ISS shares our belief that our proposed combination with Keryx will be a value-enhancing opportunity for Akebia shareholders and supports our Board’s recommendation that shareholders vote “FOR” the shareholder proposals relating to the merger. The Board unanimously believes this combination will provide substantial strategic, financial and operational benefits to Akebia, and will increase the long-term value of Akebia. The companies continue to make progress

[1]	Permission to use neither sought nor obtained.

towards completing the transaction and look forward to being a fully integrated company focused on treating patients with chronic kidney disease. We strongly urge all Akebia shareholders to follow the recommendation of ISS and vote “FOR” the shareholder proposals relating to the proposed combination with Keryx today.”

The merger of Akebia and Keryx is subject to the satisfaction of various closing conditions, including approval by shareholders of both companies. The special meeting of Akebia shareholders to vote on matters relating to the proposed merger has been scheduled for December 11, 2018. Holders of record of Akebia common stock as of 5:00 p.m. Eastern Time on October 22, 2018, will be entitled to vote at the special meeting.

The Akebia Board of Directors strongly urges Akebia shareholders to vote “FOR” the Akebia proposals set forth in the definitive proxy statement, including “FOR” the proposal to issue shares of Akebia common stock to Keryx shareholders in relation to the proposed merger today.

Akebia shareholders who have questions or need assistance voting their shares should contact Akebia’s proxy solicitor, MacKenzie Partners, Inc., by calling toll-free at (800) 322-2885 (from the U.S. and Canada) or (212) 929-5500 (call collect from other locations) or via email at proxy@mackenziepartners.com.

Evercore Group L.L.C. and J.P. Morgan Securities LLC are serving as financial advisors to Akebia and Latham & Watkins LLP is serving as legal advisor to Akebia.

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “create,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “position,” “predict,” “potential,” “opportunity,” “working to,” “look forward” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including the ability of the parties to complete the merger; expectations for the combined company; the value proposition of the transaction for stockholders; and the consummation of the merger and the potential benefits of the merger are forward looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors, including the receipt by Keryx of a notice letters on October 31, 2018, and November 6, 2018, regarding abbreviated new drug applications submitted to the FDA requesting approval to market, sell and use a generic version of the Auryxia; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes, including the recent changes to reimbursement coverage for Auryxia that could have a material adverse effect on Auryxia sales and profitability; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical trials and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, the definitive joint proxy statement/prospectus filed by Akebia and Keryx and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular “Risk Factors” in the joint proxy statement/prospectus, Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, under the heading “Risk Factors.” The risks and uncertainties described above and in the definitive joint proxy statement/prospectus, Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia has filed with the SEC a Registration Statement on Form S-4, which, as amended, includes a final prospectus with respect to the shares of Akebia’s common stock to be issued in the proposed merger and a definitive joint proxy statement of Keryx and Akebia with respect to the proposed merger. The Registration Statement was declared effective by the SEC on October 30, 2018, and the definitive joint proxy statement was mailed or otherwise made available to Keryx’s and Akebia’s respective stockholders on October 31, 2018. BEFORE MAKING ANY VOTING DECISION, KERYX’S AND AKEBIA’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders can obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com (in the “Investors” section) and www.keryx.com (in the “Investors & Media” section), respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Information regarding the interests of such individuals in the proposed merger, by security holdings or otherwise, is included in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC. In addition, security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities.

Akebia Therapeutics Contact

Argot Partners

Melissa Forst / Maghan Meyers

(212) 600-1902

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